EXHIBIT 99.1

Golar and Schlumberger Form OneLNG Joint Venture: OneLNG targets development of low cost gas reserves to LNG

LONDON, July 25, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") and Schlumberger today announced the creation of OneLNGSM, a joint venture to rapidly develop low cost gas reserves to LNG. The combination of Schlumberger reservoir knowledge, wellbore technologies and production management capabilities, with Golar's low cost FLNG (Floating LNG) solution, will offer gas resource owners a faster and lower cost development thereby increasing the net present value of the resources.

Golar and Schlumberger have 51/49 ownership of the joint venture. Golar and Schlumberger have agreed an initial investment commitment to cover the estimated equity needed to develop the first project. In addition, the parties will on a project-by-project basis discuss additional debt capital as required. This future financing will take into account Golar's FLNG intellectual property through an equitable contribution mechanism to be agreed between the parties.

Golar Vice Chairman, Tor Olav Troim said, "Our new venture with Schlumberger provides a powerful union of their oilfield services technology and production management business, and our low cost FLNG solution. It leverages Golar's LNG expertise, and builds upon our industry leading position as a midstream solutions provider."

Schlumberger, President Operations, Patrick Schorn commented, "This new joint venture is uniquely positioned to optimize the development of low cost gas reserves. The technology platform and production management capability that Schlumberger brings will enable a total system approach, leading to a simpler and fast-tracked FID process, and reliable operational execution for the benefit of the gas resource owners."

OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG which require both Schlumberger Production Management services and Golar's FLNG expertise. After reviewing the current market opportunities where 40% of the world's gas reserves can be classified as stranded, both parties are excited at the future prospects of OneLNG and are confident that it would conclude 5 projects within the next 5 years.

About Golar LNG

Golar LNG is one of the world's largest independent owners and operators of LNG carriers with over 30 years of experience. The company developed the world's first Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Our strategic objective is to become an integrated midstream player in the LNG industry. For more information, visit www.golarlng.com.

About Schlumberger

Schlumberger is the world's leading provider of technology for reservoir characterization, drilling, production, and processing to the oil and gas industry. Working in more than 85 countries and employing approximately 100,000 people who represent over 140 nationalities, Schlumberger supplies the industry's most comprehensive range of products and services, from exploration through production, and integrated pore-to-pipeline solutions that optimize hydrocarbon recovery to deliver reservoir performance.

Schlumberger Limited has principal offices in Paris, Houston, London and The Hague, and reported revenues of $35.47 billion in 2015. For more information, visit www.slb.com.

FORWARD LOOKING STATEMENTS

This document includes forward-looking statements regarding the joint venture and the companies, made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The joint venture and companies' actual results may differ materially from those described in forward-looking statements.  Such statements are based on current expectations of the joint venture and companies' performance and are subject to a variety of factors, some of which are not under the control of the joint venture and companies, which can affect the joint venture and companies' results of operations, liquidity or financial condition.

Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the joint venture and companies have no control or influence, and should not therefore be viewed as assurance regarding the joint venture and companies' future performance.  Additionally, the joint venture and companies are not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

For further information, contact:

Brian Tienzo - Golar Management Limited, Chief Financial Officer
Stuart Buchanan - Golar Management Limited, Head of Investor Relations
Tel: +44 207 063 7900

Simon Farrant - Schlumberger Limited, Vice President of Investor Relations
Joy V. Domingo - Schlumberger Limited, Manager of Investor Relations
Tel: +1 713 375 3535
investor-relations@slb.com

Joao Felix - Schlumberger Limited, Director of Corporate Communication
Tel: +1 713 375 3494
communication@slb.com